N E W S  R E L E A S E

OzEmail Announces Major Network Services Contract To Support American Internet Service Provider

FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney, Australia - (+61 2) 9433 2400
Todd Friedman - San Francisco - (415) 296 7383

Sydney, Australia, October 13, 1998 - OzEmail Limited (NASDAQ: OZEMY, ASX: OZM), Australia's leading Internet service provider, announced today that it has been contracted to supply Internet network services for a major American Internet service provider who has recently entered the Australian market.

"OzEmail is proud to be chosen to supply telehousing facilities and backbone services across the country," said OzEmail Chief Executive Officer, Sean Howard. "We believe we were chosen because we have shown over the last four years that we have the capacity to grow with the Internet and have developed a scalable and reliable network architecture which will support the standard of service demanded by Internet consumers today," said Mr Howard.

"This contract represents the 51st ISP that has chosen OzEmail to provide their wholesale network services, though in this case on a much larger scale than our existing ISP customers," said Mr Howard. "It's a testament to our staff and our suppliers that we have been chosen by a major competitor to provide their network services."

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly report on Form 6-K dated May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.